UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Panera Bread Company
(Name of Issuer)
Class A Common Stock / Class B Common Stock
(Title of Class of Securities)
69840W 10 8 / 69840W 20 7
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69840W 10 8 / 69840W 20 7

1	NAMES OF REPORTING PERSONS Ronald M. Shaich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,302,123 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		103,496 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,302,123 (1)

WITH:	8	SHARED DISPOSITIVE POWER

103,496 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,405,619, consisting of the shares described in notes (1) and (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9% of the Class A Common Stock and 94.3% of the Class B Common Stock (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Consists of (a) 65,401 shares of Class A Common Stock, (b) options to purchase 28,528 shares of Class A Common Stock vested as of December 31, 2010 and within 60 days thereafter, (c) 1,089,468 shares of Class B Common Stock, which is convertible, at the stockholder’s option, on a one-for-one basis into Class A Common Stock; and (d) 118,726 shares of Class B Common Stock held by two grantor retained annuity trusts, of which Mr. Shaich is the sole trustee.
(2) Comprised of shares of Class B Common Stock held by three grantor retained annuity trusts, of which Mr. Shaich’s spouse is co-trustee.
(3) Based upon 28,979,537 shares of Class A Common Stock and 1,391,607 shares of Class B Common Stock outstanding on December 31, 2010. Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power.

Item 1(a).	Name of Issuer:

Panera Bread Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3630 South Geyer Road, Suite 100
St. Louis, MO 63127

Item 2(a).	Name of Person Filing:

Ronald M. Shaich

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Panera Bread Company
3630 South Geyer Road, Suite 100
St. Louis, MO 63127

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share
Class B Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

69840W 10 8 / 69840W 20 7

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution_____________________

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

1,405,619 shares of Common Stock, consisting of (a) 65,401 shares of Class A Common Stock; (b) options to purchase 28,528 shares of Class A Common Stock vested as of December 31, 2010 and within 60 days thereafter; (c) 1,089,468 shares of Class B Common Stock, which is convertible, at the stockholder’s option, on a one-for-one basis into Class A Common Stock; (d) 118,726 shares of Class B Common Stock held by two grantor retained annuity trusts, of which Mr. Shaich is the sole trustee; and (e) 103,496 shares of Class B Common Stock held by three grantor retained annuity trusts, of which Mr. Shaich’s spouse is co-trustee.

(b)	Percent of class:

4.9% of the Class A Common Stock and 94.3% of the Class B Common Stock (3)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 1,302,123 (1)

(ii)	Shared power to vote or to direct the vote 103,496 (2)

(iii)	Sole power to dispose or to direct the disposition of 1,302,123 (1)

(iv)	Shared power to dispose or to direct the disposition of 103,496 (2)
Notes:
(1) Consists of (a) 65,401 shares of Class A Common Stock, (b) options to purchase 28,528 shares of Class A Common Stock vested as of December 31, 2010 and within 60 days thereafter, (c) 1,089,468 shares of Class B Common Stock, which is convertible, at the stockholder’s option, on a one-for-one basis into Class A Common Stock; and (d) 118,726 shares of Class B Common Stock held by two grantor retained annuity trusts, of which Mr. Shaich is the sole trustee.
(2) Comprised of shares of Class B Common Stock held by three grantor retained annuity trusts, of which Mr. Shaich’s spouse is co-trustee.
(3) Based upon 28,979,537 shares of Class A Common Stock and 1,391,607 shares of Class B Common Stock outstanding on December 31, 2010. Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power.

Item 5.	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certifications.

NOT APPLICABLE
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2011 (Date)
/s/ Ronald M. Shaich
Ronald M. Shaich

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